Exhibit 99.1

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Notice to Readers of the Unaudited Interim Consolidated Financial Statements
For the three and six months ended September 30, 2009

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three and six months ended September 30, 2009 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2009 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of thousands of U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents		$49,816	$41,470
Short term investments	4(b)(iii)	29,203	23,962
Restricted cash		-	732
Accounts receivable, prepaids and deposits		2,434	2,933
Inventories	3	3,952	1,529
Current portion of future income tax assets		-	143
Amounts due from related parties	10	362	249
		85,767	71,018

Long term prepaids		2,091	1,058
Long term investments	4	14,334	12,186
Restricted cash		-	293
Property, plant and equipment	5	28,256	29,072
Mineral rights and properties	6	107,144	89,413
Future income tax assets		2,109	2,162
		$239,701	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$8,740	$8,533
Deposits received		3,054	1,290
Bank loan and notes payable	7	2,929	658
Dividends payable		3,020	2,564
Income tax payable		910	3,041
Amounts due to related parties	10	4,014	7,353
		22,667	23,439

Future income tax liabilities		19,720	19,678
Asset retirement obligations		2,092	2,029
		44,479	45,146

Non-controlling interests	8	13,998	7,610

SHAREHOLDERS' EQUITY

Share capital	9	135,718	135,604
Contributed surplus		4,606	3,764
Reserves		31,893	31,893
Accumulated other comprehensive income (loss)		7,065	(10,167)
Retained earnings (Deficits)		1,942	(8,648)
		181,224	152,446

		$239,701	$205,202
Commitments	14

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Three months ended September 30,		Six months ended September 30,

	Notes	2009	2008	2009	2008

Sales		$25,085	$20,103	$47,657	$50,962

Cost of sales		5,173	7,668	10,145	15,607
Amortization and depletion		824	2,201	1,753	3,769
		5,997	9,869	11,898	19,376

Gross profit		19,088	10,234	35,759	31,586

Expenses
Accretion of asset retirement obligations		31	42	62	61
Amortization		168	147	370	441
Foreign exchange loss (gain)		82	(3,150)	(1,434)	(3,031)
General exploration and property investigation expenses		959	1,150	3,266	1,630
Impairment charges and bad debt (recovery)		(79)	-	698	-
Investor relations		110	259	181	354
General and administrative		1,807	2,299	4,532	5,247
Professional fees		663	884	1,238	1,174
		3,741	1,631	8,913	5,876
		15,347	8,603	26,846	25,710
Other income and expenses
Equity loss in investment	4(a)	(136)	(1,240)	(218)	(1,444)
Loss on disposal of property, plant and equipment		(871)	-	(1,127)	(10)
Loss on held for trading securities	4(b)(iii)	(11)	-	(11)	-
Interest income		160	243	398	1,020
Other income		53	87	213	116
		(805)	(910)	(745)	(318)

Income before income taxes and non-controlling interests		14,542	7,693	26,101	25,392

Income tax expense (recovery)
Current		1,940	1,365	3,518	3,404
Future		412	(235)	226	(388)
		2,352	1,130	3,744	3,016

Income before non-controlling interests		12,190	6,563	22,357	22,376

Non-controlling interests	8	(3,297)	(1,706)	(5,977)	(5,918)

Net income		$8,893	$4,857	$16,380	$16,458

Basic earnings per share		$0.06	$0.03	$0.10	$0.11
Diluted earnings per share		$0.05	$0.03	$0.10	$0.11
Weighted Average Number of Shares Outstanding - Basic		161,590,262	152,954,124	161,588,640	151,796,726
Weighted Average Number of Shares Outstanding - Diluted		163,359,824	154,451,515	162,923,835	153,305,544

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008

Net income	$8,893	$4,857	$16,380	$16,458
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available for sale securities	34	5	34	(64)
Reclassification adjustment for losses included in income (net of tax)	-	-	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(3,457)	(1,277)	(10,607)	549
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	12,692	(7,949)	27,610	(6,291)
Other comprehensive income (loss)	9,269	(9,221)	17,232	(5,806)
Comprehensive income (loss)	$18,162	$(4,364)	$33,612	$10,652

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,

	2009	2008	2009	2008
Cash provided by (used for)
Operating activities
Net income for the period	$8,893	$4,857	$16,380	$16,458
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	31	42	62	61
Amortization	992	2,348	2,123	4,210
Equity Investment loss	136	1,240	218	1,444
Future income tax expenses (recovery)	412	(235)	226	(388)
Impairment charges and bad debt	(79)	-	698	-
Loss on held for trading securities	11	-	11	-
Loss on disposal of property, plant, and equipment	871	-	1,127	9
Inventory write-down	-	368	-	368
Non-controlling interests	3,297	1,706	5,977	5,918
Stock-based compensation	509	701	899	1,268
Unrealized foreign exchange loss (gain)	498	-	(1,018)	-
	15,571	11,027	26,703	29,348
Net change in non-cash working capital
Accounts receivable and prepaids	(22)	5,669	111	13
Inventory	(1,359)	(394)	(2,308)	(2,419)
Restricted cash	-	-	732	-
Accounts payable and accrued liabilities	1,039	(3,603)	1,425	1,521
Income tax payable	210	(355)	(2,126)	(714)
Deposits received	477	(627)	1,763	(869)
Cash provided by operating activities	15,916	11,717	26,300	26,880

Investing activities
Acquisition, exploration and development expenditures	(5,568)	(14,128)	(7,740)	(35,406)
Acquisition of property, plant, and equipment	(419)	(4,937)	(808)	(8,610)
Purchase of long term investments	(1,323)	-	(1,323)	-
Decrease (increase) of short term investments	(4,772)	19,791	(720)	24,854
Decrease (increase) in long term prepaids	(1,579)	(2,381)	(1,999)	576
Proceeds from disposal of property, plant, and equipment	119	-	120	-
Cash used in investing activities	(13,542)	(1,655)	(12,470)	(18,586)

Financing activities
Repayment from (advance to) related parties	(84)	1,161	(104)	1,269
Bank loan	-	-	2,927	-
Repayment of bankers acceptance	-	-	(658)	-
Distribution to non-controlling interest shareholder	(3,293)	(11,180)	(3,293)	(11,180)
Cash dividends distributed	(2,762)	-	(5,532)	-
Share subscriptions for cash, net of commission and expenses	57	-	57	21
Repurchase of shares to treasury for cancellation	-	(4,397)	-	(9,052)
Cash used in financing activities	(6,082)	(14,416)	(6,603)	(18,942)

Effect of exchange rate changes on cash and cash equivalents	(220)	(1,744)	1,119	49

Increased (decrease) in cash and cash equivalents	(3,928)	(6,098)	8,346	(10,599)

Cash and cash equivalents, beginning of period	53,744	42,592	41,470	47,093

Cash and cash equivalents, end of period	$49,816	$36,494	$49,816	$36,494
Supplemental information:
Interest paid	$137	$30	$139	$30
Income tax paid	$1,681	$2,109	$5,659	$4,149

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$-	$36,485

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

	Share capital
	Number of shares	Amount	Contributed surplus	Reserves	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	35	(13)	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205	-	-	-	-	24,205
Net of share issuance costs	-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the period	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-	-	-	11,270	-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Options exercised	300,000	114	(57)	-	-	-	57
Stock-based compensation	-	-	899	-	-	-	899
Unrealized gain on available for sale securities	-	-	-	-	34	-	34
Reclassification adjustment for losses included in income (net of tax)	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(5,790)	(5,790)
Income of the period	-	-	-	-	-	16,380	16,380
Unrealized loss on translation of self-sustaining operation	-	-	-	-	(10,607)	-	(10,607)
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	27,610	-	27,610
Balance, September 30, 2009	161,887,001	$135,718	$4,606	$31,893	$7,065	$1,942	$181,224

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting polices and methods set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2009, except as described in Note 2(b). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2009. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included. Operating results for the six-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd. and 95% owned subsidiary, Guangdong Found Mining Co. Ltd. (“Guangdong Found”).

All significant inter-company transactions and accounts have been eliminated upon consolidation.

In the notes to these unaudited consolidated financial statements, “joint venture” is used in the context of “the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures”, which governs business conducted by foreigners in China. None of the Company’s investments are subject to joint control as defined by CICA Section 3055, “Interests in Joint Ventures”.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(b)	Adoption of New Accounting Standards

(i) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(c)	New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by the conversion to IFRS and the impact of these changes on its financial disclosures.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The Company shall apply this standard effective April 1, 2011. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(iii) Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of Silvercorp for the annual period ending March 31, 2010. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Company’s existing financial instrument disclosures.

3.	INVENTORIES

Inventories consisted of the following:

	September 30, 2009	March 31, 2009
Direct smelting ore and stockpile ore	$2,239	$396
Concentrate inventory	422	154
Total stockpile	2,661	550
Material and supplies	1,291	979
	$3,952	$1529

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

4.	LONG TERM INVESTMENTS

		September 30, 2009	March 31, 2009
Investment in companies subject to significant influence
New Pacific Metals Inc.	(a)	$5,981	$5,285
Luoyang Yongning Smelting Co. Ltd	(b)(i)	-	6,877

Investments "available for sale"
Dajin Resources Corp.	(b)(ii)	93	24
Luoyang Yongning Smelting Co. Ltd	(b)(i)	6,882	-
Other investments	(b)(iii)	1,378	-
		$14,334	$12,186

(a)	Investment in companies subject to significant influence

New Pacific Metals Inc. (“NUX”)

The following is the summary of the investment in NUX and its market value:

	Number of shares	Amount	Value of NUX's common shares per quoted market price
Balance, March 31, 2008	7,400,000	$11,252	$14,758
Equity in loss of investee company		(1,455)
Impairment charge		(2,707)
Impact of foreign currency translation		(1,805)
Balance, March 31, 2009	7,400,000	5,285	5,285
Equity in loss of investee company		(218)
Impact of foreign currency translation		914
Balance, September 30, 2009	7,400,000	$5,981	$5,866

(b)	Available for sale investments

		September 30, 2009				March 31, 2009
		Unrealized Gain (loss)				Unrealized Gain (loss)
	Cost basis	Change in market value	Foreign exchange	Fair value	Cost basis	Change in market value	Foreign exchange	Fair value
Luoyang Yongning Smelting Co. Ltd.	$6,557	$-	$325	$6,882	$-	$-	$-	$-
Dajin Resources Corp.	217	(134)	10	93	217	(200)	7	24
Other investments	1,397	(19)	-	1,378	-	-	-	-

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(i)	Luoyang Yongning Smelting Co. Ltd. (“Yongning”)

Henan Found entered into an agreement in April 2007, subsequently amended in September 2007, with two 3rd party partners, to custom built a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China.

During fiscal year 2008, Yongning was incorporated, with a registered capital requirement of $21.4 million (RMB¥150 million) for this project. Henan Found earned its 30% equity interest in Yongning through contributing $6.6 million (RMB¥45 million).

During the fiscal year 2009, the controlling shareholders of Yongning proposed to increase the registered capital to $58.6 million (RMB¥400 million) from $21.4 million (RMB¥150 million). Henan Found did not participate in the proportionate capital contribution, except for paying an additional $0.3 million (RMB¥2 million) to Yongning.

As at March 31, 2009, a total of $37.6 million (RMB¥257 million) was invested by the joint venture partners, of which $6.9 million (RMB¥47 million) was by Henan Found.

In June 2009, at a meeting of the shareholders of Yongning, it was resolved to increase the registered capital to $58.6 million (RMB¥400 million). Following the capital contributions of the other joint venture partners, Henan Found’s equity interest in Yongning was diluted to 11.75%. The shareholders of Yongning further resolved to change the composition of its Board of Directors, such that the representatives appointed by Henan Found were reduced from two directors to one. Management has determined that as a result of these changes, effective June 6, 2009, Henan Found no longer exercises significant influence over Yongning. As such, the investment was reclassified as an available for sale financial asset.

(ii)	Dajin Resources Corp. (“Dajin”)

During the quarter ended June 30, 2009, a total of $195 (quarter ended June 30, 2008 - $nil) of unrealized loss on the investment in Dajin was transferred out of accumulated other comprehensive income and recognized as impairment charges on the consolidated statement of operation, as the decline of value is considered to be an other than temporary impairment.

During the quarter ended September 30, 2009, a total of $53 (quarter ended September 30, 2008 - $5) of unrealized gain on the investment in Dajin was recorded as other comprehensive income.

(iii)	Other investments

During the quarter ended September 30, 2009, the Company participated in a private placement of a publicly traded company and subscribed for 5,000,000 units of its securities for a total consideration of $1.17 million (CAD$1.25 million). Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at the price of CAD$0.35 per warrant exercisable in two years. Consideration paid was allocated to the shares and the warrants based on their relative fair value. The fair value of the warrants was calculated using the Black-Scholes Pricing model with assumptions of 111.8% volatility, 1.41% risk free interest rate, and zero dividend yields. The fair value of the warrants was estimated as $228 and a total of $942 was assigned to the common shares at the closing date of the private placement. The warrant was classified as held for trading security and was recorded as short term investment. As at September 30, 2009, the fair value of the warrant was $217 and a loss of $11 was recorded on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

The Company also acquired a total of 2,010,000 shares of the same company at open market for a cost of $380 and a total of 128,000 shares of another public company at open market for a cost of $75. As at September 30, 2009, the fair value of these investments was $1,378 and a total of $19 unrealized loss on these investments was recorded as other comprehensive income.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

		September 30, 2009				March 31, 2009
	Cost	Accumulated Depreciation, Disposition and Impairment Charges		Net Book Value	Cost	Accumulated Depreciation, Disposition and Impairment Charges	Net Book Value
Building	$19,039	$(1,074	) $	17,965	$13,912	$(835)	$13,077
Office equipment and furniture	1,242	(507)		735	1,203	(414)	789
Machinery	8,109	(1,013)		7,096	7,804	(760)	7,044
Motor vehicle	1,895	(708)		1,187	1,272	(444)	828
Land use right	510	(15)		495	822	(10)	812
Leasehold improvement	291	(77)		214	236	(39)	197
Construction in process	564	-		564	6,325	-	6,325
	$31,650	$(3,394	) $	28,256	$31,574	$(2,502)	$29,072

During the six months ended September 30, 2009, the construction of a new mill was substantially completed. As a result, the carrying value of the new mill was reclassified to building from construction in process.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	NZ	Nabao	TLP	LM	GC & SMT	Total
Balance, March 31, 2008	$18,303	$9,733	$2,047	$1,058	$20,015	$9,749	$-	$60,905
Acquisition	-	-	-	-	-	-	80,044	80,044
Capitalized expenditure	6,914	1,835	-	1,141	2,533	1,808	1,251	15,482
Disposal	-	-	(1,819)	-	-	-	-	(1,819)
Depletion	(2,336)	(1,352)	-	-	(311)	(1,247)	-	(5,246)
Impairment charge	-	(10,337)	-	(2,005)	(22,796)	(10,556)	-	(45,694)
Impact of foreign currency translation	576	121	(228)	(194)	559	246	(15,339)	(14,259)
Balance, March 31, 2009	23,457	-	-	-	-	-	65,956	89,413
Capitalized expenditure	3,792	267	-	-	2,590	255	803	7,707
Depletion	(1,369)	-	-	-	(1)	-	-	(1,370)
Impact of foreign currency translation	(172)	-	-	-	-	-	11,566	11,394
Balance, September 30, 2009	$25,708	$267	$-	$-	$2,589	$255	$78,325	$107,144

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

During the six months ended September 30, 2009, the Company entered into a contract to sell the Nabao Project for $732 (RMB¥5.0 million), and a total deposit of $146 (RMB¥1.0 million) was received and included in deposits received on the balance sheet. The transaction is subject to the Chinese government’s approval.

7.	BANK LOAN AND NOTES PAYABLE

As at September 30, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bank Loan	$ 2,929	June 16, 2010

As at March 31, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bankers acceptance	$ 658	June 30, 2009

On June 16, 2009, the Company, through its 70% owned subsidiary Henan Huawei, obtained an unsecured line of credit of $2.9 million (RMB¥20 million). The Company’s subsidiary, Henan Found and Henan Huawei’s non-controlling interest holder have guaranteed the debt. On June 16, 2009, $2.9 million (RMB¥20 million) was drawn, with an annual interest rate of 5.841%, payable monthly.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

8.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Huawei	Guangdong Found	Total
Balance, March 31, 2008	$8,998	$2,267	$-	$11,265
Addition upon acquisition	-	-	172	172
Profit (loss) sharing for the year	3,975	(2,432)	(12)	1,531
Dividend declared	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s contribution	-	-	219	219
Foreign exchange impact	1,397	165	6	1,568
Balance, March 31, 2009	7,225	-	385	7,610
Profit sharing for the period	5,936	-	41	5,977
Foreign exchange impact	(69)	-	480	411
Balance, September 30, 2009	$13,092	$-	$906	$13,998

As at September 30, 2009, non-controlling interest in Henan Found, Henan Huawei and Guangdong Found were 22.5%, 30% and 5%, respectively.

The Company has not recorded non-controlling interest in Qinghai Found, as its ownership percentage represents only the profit sharing and working interests and the minority shareholder is not responsible for any of the associated costs (also see note 6).

9.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(b)	Stock Options

The Company has a stock option plan (the “Plan”), which was approved by the shareholders on November 14, 2002 and subsequently amended on August 12, 2009. The plan is administrated by the directors and Compensation Committee of the Company. The plan currently provides that the aggregate number of shares issuable shall not exceed a rolling 10% of the issued and outstanding common shares.

A summary of stock option activities during fiscal 2009 and through September 30, 2009 is as follows:

	Number of shares	Weighted average exercise price per share CAD$
Balance, March 31, 2008	3,234,685	$ 3.42
Options granted	745,000	5.46
Options exercised	(4,482)	4.81
Options expired	(31,875)	0.75
Options forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	3.65
Options granted	1,081,000	2.65
Options exercised	(300,000)	0.22
Options forfeited	(108,000)	6.93
Balance, September 30, 2009	4,197,703	$ 3.56

During the six months ended September 30, 2009, a total of 1,081,000 options were granted to directors, officers, employees and consultants at exercise price of CAD$2.65 per share subject to a vesting schedule over a three year term with 8.333% options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Six months ended September 30,
	2009	2008
Risk free interest rate	1.18% to 1.86%	3.37% to 3.45%
Expected life of option in years	2 to 5 years	2 to 5 years
Expected volatility	73% to 84%	57% to 92%
Expected dividend yield	3%	1%

The weighted average grant date fair value of options granted during the six months ended September 30, 2009 was CAD$1.23 (six months ended September 30, 2008 - CAD$3.85).

During the three and six months ended September 30, 2009, a total of $509 and $899 respectively (three and six months ended September 30, 2008 - $701 and $1,268 respectively) stock-based compensation expenses were recorded and included in the general and administrative expenses on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

The following table summarizes information related to stock options outstanding at September 30, 2009:

Exercise price in CAD$	Number of options outstanding at September 30, 2009	Weighted average remaining contractual life (YRS)	Weighted average exercise price in CAD$	Number of options exercisable at September 30, 2009	Weighted average exercise price in CAD$
$ 0.22	500,000	0.07	$ 0.22	500,000	$ 0.22
0.22	190,000	0.32	0.22	190,000	0.22
0.63	450,000	0.41	0.63	450,000	0.63
5.99	10,000	0.75	5.99	-	-
4.32	405,399	1.81	4.32	405,399	4.32
4.43	42,000	1.91	4.43	42,000	4.43
6.74	669,204	2.53	6.74	450,304	6.74
6.95	90,000	3.00	6.95	60,000	6.95
9.05	105,100	3.30	9.05	52,550	9.05
7.54	50,000	3.62	7.54	20,833	7.54
5.99	455,000	3.75	5.99	152,083	5.99
3.05	150,000	4.00	3.05	37,500	3.05
2.65	1,081,000	4.55	2.65	90,082	2.65
$ 0.22-9.05	4,197,703	2.58	$ 3.56	2,450,751	$ 3.15

Subsequent to September 30, 2009, a total of 506,251 options were exercised for proceeds of $122.

(c)	Cash Dividends Declared and Distributed

During the three months ended September 30, 2009, a quarterly cash dividend of CAD$0.02 per share, totaling $2.9 million (CAD$3.22 million) was paid and another quarterly cash dividend of CAD$0.02 per share, totaling $2.9 million (CAD$3.22 million) was declared, which was paid in October 2009.

All dividends declared were eligible dividends for Canadian tax purposes.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties		September 30, 2009		March 31, 2009
New Pacific Metals Corp. (a)			$142	$30
Weigemingda Mining Co. Ltd.(f)			220	219
			$362	$249

Amount due to related parties		September 30, 2009		March 31, 2009
Henan Non-ferrous Geology Bureau (b)			$3,897	$7,187
Quanfa Exploration Consulting Services Ltd. (c)			117	117
R. Feng Consulting Ltd. (e )			-	49
			$4,014	$7,353

Three months ended September 30,			Six months ended September 30,
Transactions with related parties	2009	2008	2009	2008
New Pacific Metals Corp. (a)	$53	$497	$88	$873
Henan Non-ferrous Geology Bureau (b)	3,292	10,146	3,292	10,146
Qinghai Non-ferrous Geology Bureau (g)	-	-	-	17
Quanfa Exploration Consulting Services Ltd. (c)	-	270	88	270
Gao Consulting Ltd.(d)	-	52	-	114
McBrighton consulting Ltd.(d)	48	-	92	-
R. Feng Consulting Ltd. (e)	81	97	163	183
	$3,474	$11,062	$3,723	$11,603

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2009, the Company recovered $53 (three months ended September 30, 2008 - $54) and $88 respectively (six months ended September 30, 2008 - $121) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $3,897 (March 31, 2009 - $7,187) owed to Henan Geology Bureau as at September 30, 2009 represented the dividend declared by Henan Found during the year ended March 31, 2009. During the three and six months ended September 30, 2009, Henan Found distributed $3,292 (three and six months ended September 30, 2008 - $10,146) to Henan Geology Bureau.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(c)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and six months ended September 30, 2009, the Company paid $nil and $88 (three and six months ended September 30, 2008 - $270 and $270, respectively) to Quanfa for its consulting services.

(d)

During the three and six months ended September 30, 2009, the Company paid $nil (three and six months ended September 30, 2008 - $52 and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

During the three and six months ended September 30, 2009, the Company paid $48 and $92, respectively (three and six months ended September 30, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)

During the three and six months ended September 30, 2009, the Company paid $81 and $163 (three and six months ended September 30, 2008 - $97 and $183) respectively to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)	During the fiscal year 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a non-controlling interest holder of Guangdong Found.

(g)

During the three and six ended September 30, 2009, the Company paid $nil (three and six months ended September 30, 2008 - $nil and $17) to Qinghai Non-ferrous Geology Bureau, the minority shareholder of Qinghai Found.

The transactions with related parties are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

11.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. There are no externally imposed capital requirements. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances equity capital. There can be no assurances that the Company will be able to continue to raising equity capital in this manner. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

12.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The fair values of financial instruments at September 30, 2009 and March 31, 2009 are summarized as follows:

	September 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$49,816	$49,816	$41,470	$41,470
Short term investments	29,203	29,203	23,962	23,962
Restricted cash	-	-	1,025	1,025
Loans and receivables
Accounts receivables	1,235	1,235	2,213	2,213
Amounts due from related parties	362	362	249	249
Available for sale
Long term investments
Dajin Resources Corp.	93	93	24	24
Luoyang Yongning Smelting Co. Ltd.	6,882	6,882	-	-
Other investments	1,378	1,378	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$8,740	$8,740	$8,533	$8,533
Deposits received	3,054	3,054	1,290	1,290
Dividends payable	3,020	3,020	2,564	2,564
Amounts due to related parties	4,014	4,014	7,353	7,353
Bank loan and notes payable	2,929	2,929	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments. The fair values of investment in publicly traded companies are based on the quoted market prices. The fair value of the investment in Luoyang Yongning Smelting Co. Ltd. represents the amount the Company invested in Yongning as the smelter is still in construction stage.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(b)	Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$8,740	$8,533
Deposits received	3,054	1,290
Dividends payable	3,020	2,564
Amounts due to related parties	4,014	7,353
Bank loan and notes payable	2,929	658
	$21,757	$20,398

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	September 30, 2009	March 31, 2009
Canadian dollars	$29,749	$43,111
United States dollars	29,186	9,498
Chinese renminbi	30,033	16,332
Hong Kong dollars	1	2
Total financial assets	$88,969	$68,943

Canadian dollars	$3,266	$3,092
United States dollars	86	14
Chinese renminbi	18,405	17,292
Total financial liabilities	$21,757	$20,398

As at September 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $0.1 million and increased (decreased) other comprehensive income by $0.1 million.

As at September 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.3 million and increase (decreased) other comprehensive income by $0.7 million.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on the line of credit bearing an annual interest rate of 5.841%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2009.

(e)	Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits of abandoned projects. The Company undertakes credit evaluations at each time of disposition. As at September 30, 2009, $nil (March 31, 2009 - $790 (also see note 6)) represented such receivables. The aging was within 1 year.

As at September 30, 2009, the Company did not hold any asset-backed commercial paper.

(f)	Price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at September 30, 2009, a 10% fluctuation in the market price of the securities held, ignoring any foreign currency risk would have resulted in an increase (or decrease) to net income of approximately $0.7 million.

13.	SEGMENTED INFORMATION

(a)	Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development and operation of mineral properties.

(b)	Geographic information

(i) The following is the summary of certain long-term assets of each geographic segment:

September 30, 2009
	Canada	China						BVI	Total
Balance sheet items:		Ying	HPG	TLP	LM GC & SMT		Other

Mineral rights and properties	$-	$25,708	$267	$2,589	$255	$78,325	$-	$-	$107,144
Property, plant and equipment	466	23,188	1,065	992	307	363	1,875	-	28,256
Long term investments	6,074	6,882	-	-	-	-	-	1,378	14,334

March 31, 2009
	Canada	China						BVI	Total
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other

Mineral rights and properties	$-	$23,457	$-	$-	$-	$65,956	$-	$-	$89,413
Property, plant and equipment	414	21,404	1,132	3,863	273	320	1,666	-	29,072
Long term investments	5,309	6,877	-	-	-	-	-	-	12,186

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(ii) The following is a summary of operations for each geographic segment:

			Three months ended September 30, 2009
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$23,746	$1,110	$155	$74	$-	$-	$-	$25,085
Cost of sales	-	(4,664)	(391)	(46)	(72)	-	-	-	(5,173)
Amortization and depletion	-	(805)	(15)	(2)	(2)	-	-	-	(824)
Gross Profit	-	18,277	704	107	-	-	-	-	19,088

Expenses (including foreign exchanges)	(3,946)	(597)	(331)	(53)	(170)	1,236	(149)	189	(3,820)

Interest & other income	144	111	139	-	-	-	(202)	21	213
Impairment charges	-	-	-	-	-	-	-	79	79
Loss and other expenses	(136)	(892)	9	1	-	-	25	(25)	(1,018)
Non-controlling interest	-	(3,320)	-	(20)	-	43	-	-	(3,297)
Income tax recovery (expenses)	-	(2,397)	14	31	-	-	-	-	(2,352)
Net income (loss)	$(3,938)	$11,182	$535	$66	$(170)	$1,279	$(326)	$264	$8,893

			Three months ended September 30, 2008
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$15,286	$1,795	$1,700	$1,322	$-	$-	$-	$20,103
Cost of sales	-	(4,597)	(648)	(1,835)	(588)	-	-	-	(7,668)
Amortization and depletion	-	(1,058)	(259)	(492)	(392)	-	-	-	(2,201)
Gross Profit	-	9,631	888	(627)	342	-	-	-	10,234

Expenses (including foreign exchanges)	(2,755)	(524)	(568)	(156)	(118)	(779)	(228)	3,497	(1,631)

Interest & other income	130	85	1	-	-	1	43	70	330
Loss and other expenses	(1,240)	-	-	-	-	-	-	-	(1,240)
Non-controlling interest	-	(1,726)	(142)	160	(2)	4	-	-	(1,706)
Income tax recovery (expenses)	-	(1,325)	(276)	274	197	-	-	-	(1,130)
Net income (loss)	$(3,865)	$6,141	$(97)	$(349)	$419	$(774)	$(185)	$3,567	$4,857

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

	Six months ended September 30, 2009
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$45,173	$2,055	$276	$153	$-	$-	$-	$47,657
Cost of sales	-	(9,192)	(779)	(63)	(111)	-	-	-	(10,145)
Amortization and depletion	-	(1,719)	(27)	(4)	(3)	-	-	-	(1,753)
Gross Profit	-	34,262	1,249	209	39	-	-	-	35,759

Expenses (including foreign exchanges)	(5,974)	(2,819)	(848)	(879)	(384)	2,502	(209)	396	(8,215)

Interest & other income	309	247	225	-	-	-	(201)	31	611
Impairment charges	(195)	-	-	-	-	-	-	(503)	(698)
Loss and other expenses	(218)	(1,138)	-	-	-	-	25	(25)	(1,356)
Non-controlling interest	-	(6,059)	-	123	-	(41)	-	-	(5,977)
Income tax recovery (expenses)	-	(3,866)	-	122	-	-	-	-	(3,744)
Net income (loss)	$(6,078)	$20,627	$626	$(425)	$(345)	$2,461	$(385)	$(101)	$16,380

	Six months ended September 30, 2008
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$39,980	$4,995	$3,466	$2,521	$-	$-	$-	$50,962
Cost of sales	-	(10,286)	(1,709)	(2,245)	(1,367)	-	-	-	(15,607)
Amortization and depletion	-	(1,688)	(829)	(638)	(614)	-	-	-	(3,769)
Gross Profit	-	28,006	2,457	583	540	-	-	-	31,586

Expenses (including foreign exchanges)	(4,944)	(1,556)	(965)	(444)	(296)	(950)	(216)	3,495	(5,876)

Interest & other income	348	668	4	-	-	1	45	70	1,136
Impairment charges	-	-	-	-	-	-	-	-	-
Loss and other expenses	(1,444)	-	-	-	-	-	(10)	-	(1,454)
Non-controlling interest	-	(5,282)	(563)	(62)	(15)	4	-	-	(5,918)
Income tax recovery (expenses)	-	(3,242)	(46)	137	135	-	-	-	(3,016)
Net income (loss)	$(6,040)	$18,594	$887	$214	$364	$(945)	$(181)	$3,565	$16,458

(c)	Sales by metal

The sales generated for the three and six months ended September 30, 2009 and 2008 comprised of:

	Three Months ended September 30,		Six Months ended September 30,
	2009	2008	2009	2008
Silver (Ag)	$12,635	$10,184	$24,259	$25,590
Gold (Au)	188	278	362	625
Lead (Pb)	10,259	8,682	19,307	21,507
Zinc (Zn)	2,003	959	3,729	3,240
	$25,085	$20,103	$47,657	$50,962

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of U.S. dollars)

(d)	Major customers

For the three months ended September 30, 2008, four (three months ended September 30, 2008 - four) major customers accounted for 12% to 28% (three months ended September 30, 2008 - 9% to 25%) and collectively 72% (three months ended September 30, 2008 - 71%) of the total sales of the Company.

During the six months ended September 30, 2009, there were four (six months ended September 30, 2008 - four) major customers which individually accounted for 11% to 26% (six months ended September 30, 2008 - 10% to 33%) and collectively, 71% (six months ended September 30, 2008 - 78%) of the total sales of the Company.

14.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $1,327 over the next five years as the follows: for the period ending 2010: $141; 2011: $285; 2012: $308; 2013: $342; and 2014: $251. In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.